The Trustees of the State Farm Associates' Funds Trust unanimously adopted the following resolution:

RESOLVED, that State Farm Associates' Funds Trust (the "Trust") adopts the following as the non-fundamental investment restrictions applicable to the Trust's Interim Fund and Municipal Bond Fund:

     Each of Interim Fund and Municipal Bond Fund has also adopted the following investment restrictions which, while there is no present intention to do so, may be changed without approval of the shareowners. Under these restrictions each Fund may not:

     (a) Invest in investment companies, except in accordance with the restrictions imposed by the 1940 Act, or

     (b) Invest more than 15% of its net assets (taken at market value at the time of each purchase) in illiquid securities, including repurchase agreements maturing in more than seven days.